FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release from November 30, 2004, announcing that Registrant has added Sky-Abis to its family of SkyEdge products.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: November 30, 2004

Gilat Introduces an Integrated Satellite Solution for GSM Operators

Sky-Abis provides cellular operators with extended reach to its customers while significantly reducingoperating costs

Petah Tikva, Israel, November 30, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that it has added to its family of SkyEdge products, the Sky-Abis, a satellite solution tailored towards the GSM market.

Sky-Abis allows mobile operators to expand their network coverage by providing cellular connectivity to customers located in remote communities while significantly reducing operating costs for existing or new deployments.

Gilat Vice President of Marketing and Business Development Tal Meirzon said, “The rapid growth in demand for GSM services is motivating mobile operators to extend their services to remote communities with widely dispersed populations, allowing for market expansion and increased traffic volume. Gilat, with its experience and leadership in providing satellite communication solutions to rural communities, is able to support cellular operators in their efforts to provide immediate and cost effective connectivity to its users in these areas.”

Meirzon added, “Gilat’s satellite backhaul solution is much more efficient than standard satellite backhauls. Sky-Abis satellite space segment utilization is extremely efficient and reduces GSM operators’ operational costs by up to 80%. This solution was specifically designed for a large number of small cellular base stations supporting a wide range of cellular technology vendors.”

Main Benefits for GSM Operators

—	Very low GSM backhaul operational expenses (DAMA operation)

—	Connectivity to remote areas

—	Quick roll out

—	Central management system with full real time control

—	Scalability

—	Provision of a turn-key solution including: installation and support in operation of the satellite backhaul network; training and program management during the roll-out

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact: Shira Gafni, Marketing Manager
+972 3 925 2406; shira@gilat.com

Gilat Technical Contact: Yoram Ofri, Marketing Director, Applications and Solutions
+972 54 462 3370; yoramo@gilat.com

Gilat Investor Contact: Tim Perrott
+1 (703) 848 1515